FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

RBS announces formation of strategic partnership with Bank of China

RBS and Bank of China are pleased to announce that they have reached agreement to establish an exclusive strategic partnership. Within this partnership:

  RBS and Bank of China have agreed to co-operate across a range of business activities, building on Bank of China's distribution strength and RBS's product skills in areas including credit cards, wealth management, corporate banking and personal lines insurance.
  In addition, the two banks will establish close co-operation in certain key operational areas, including corporate governance, risk management, financial management, human resources and information technology. RBS will nominate a director to sit on the Board of Bank of China.
  RBS will lead an investment of 10% in Bank of China for $3.1 billion (£1.7 billion). Within this, RBS itself will invest $1.6 billion (£0.9 billion). RBS and its co-investors have committed to retain their investment in Bank of China for three years. RBS has no plan to increase its investment in Bank of China.
  Appropriate warranties and protections have been received
  The transaction is subject to regulatory approvals

Bank of China

Bank of China, the second largest of China's big four banks, was established in 1912. It traditionally focused on trade-related activities such as trade finance and foreign exchange, where it still has leading market shares. In 1994, Bank of China was converted from a specialised trade bank to a broadly-based state-owned commercial bank.

In Mainland China, Bank of China has 11,307 branches and market shares of 12% of loans and 14% of deposits. Bank of China has branches throughout Mainland China, but its activities are concentrated in the large cities in eastern China. Bank of China's brand appeals in particular to affluent personal customers and large corporate customers.

Bank of China is the most internationalised bank in China. It has subsidiaries in 27 countries including a strong presence in Hong Kong, where its subsidiary Bank of China Hong Kong has already been restructured and partially floated. The value of the 66% of Bank of China Hong Kong owned by Bank of China is $14.8 billion.

In 2004, Bank of China's total income was $12.6 billion. At the end of 2004, its assets amounted to $516 billion and its net asset value stood at $24.8 billion. Income, assets and net asset value are stated on a PRC GAAP basis. Bank of China has about 238,000 employees.

Over the last 4 years, Bank of China has grown its loans and deposits by 11% per annum.

In August 2004, Bank of China was re-established as a shareholding company, with 100% of its shares owned by Central SAFE Investments Limited.

More information about Bank of China is available on www.bank-of-china.com.

Commenting on the transaction, RBS Chairman, Sir George Mathewson, said:

"The RBS Board believes that the size and growth of China represents an important opportunity. We have been developing our relationship with Bank of China over the last 18 months, and have been impressed by the strengths of the business and its compatibility with RBS. We regard our investment as an important part of cementing our long-term relationship with Bank of China but have no plans to increase our shareholding further. The combination of Bank of China's brand, distribution and customer base with RBS's product and operational strengths and experience will be powerful in the Chinese market. We are excited by the potential of this partnership and look forward to working together in the years to come to realise it."

Bank of China Chairman, Xiao Gang said:

"I am delighted that an investment agreement has been reached with RBS. With its experienced management, outstanding business strengths, well-established internal control mechanisms and prudent management style, RBS is an ideal partner. The co-operation with RBS is a key step in our joint stock reform, and is crucial to transforming the operational structure, enhancing the internal management, improving the competitiveness and promoting our profitability."

Mr Wang Jianxi, Vice Chairman of Central SAFE Investments Limited, the major shareholder of Bank of China, said:

"Bringing in international strategic investors is an important step in the deepening of the reform of state-owned commercial banks in China. Through strategic co-operation with RBS, Bank of China will be able to further enhance its corporate governance and internal control. We are confident that the strategic cooperation between Bank of China and RBS will produce positive results for both parties."

Impact on RBS

RBS will raise the £0.9 billion for its investment in Bank of China through the disposal for £0.9 billion of its shareholding in SCH, which it has announced today. The placement of the SCH shareholding together with the investment in Bank of China will result in no net change in total capital. There will be an increase of around 0.1% in RBS's Tier 1 capital as a result of the profit on the SCH shares sold.

The transaction with Bank of China is expected to be completed by the fourth quarter of 2005. RBS expects its Tier 1 ratio to exceed 7% at the end of 2005 on an IFRS basis (compared with 6.6% at 30 June 2005).

The transaction is expected to exceed our hurdle rate and be accretive from 2006.

Merrill Lynch International has advised RBS on this transaction.

For further information

Investor Relations

Richard O'Connor +44 207 672 1758

Media Relations

Carolyn McAdam +44 131 523 2055

+44 7796 274968 (mobile)

There will be a conference call for the wires media only at 0800 UK time

The live dial-in number is +44 207 026 5971

The replay number will be +44 207 784 1024; replay passcode 6047684# (available shortly after the end of the conference call)

There will be a conference call for analysts only at 0900 UK time

UK dial-in number is +44 207 026 5971

UK Toll Free 0800 028 7843

US Toll +1 718 354 1193

US Toll Free 1888 893 9532

The replay number will be +44 207 784 1024; replay passcode 5474109# (available shortly after the end of the conference call)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 August 2005

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat